UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Oncternal Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

68236P 107

(CUSIP Number)

Joseph R. Hyde, III
17 West Pontotoc Avenue, Suite 100
Memphis, Tennessee 38103
Phone: (901) 685-3412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	68236P 107

1	NAMES OF REPORTING PERSONS
Joseph R. Hyde, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,382,762

	8	SHARED VOTING POWER
85,380

	9	SOLE DISPOSITIVE POWER
1,382,762

	10	SHARED DISPOSITIVE POWER
85,380

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,468,142

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(Page 2 of 6 Pages)

Item 1.	Security and Issuer

The class of equity securities to which this Amendment relates is the common stock, $0.001 par value per share (“Common Stock”) of Oncternal Therapeutics, Inc., a Delaware corporation (the “Company” or the “Issuer”).  The Issuer’s principal executive offices are located at 12230 El Camino Real, Suite 300, San Diego, California 92130.

Item 2.	Identity and Background

(a)	The name of the person filing this statement is Joseph R. Hyde, III (“Mr. Hyde”).

(b)	The business address of Mr. Hyde is 17 West Pontotoc Ave., Suite 200, Memphis, Tennessee 38103.

(c)
Mr. Hyde is an individual investor. Mr. Hyde makes investments in the securities of public and private companies for his own account for the purpose of capital appreciation and, to a lesser extent, current income.

(d)	During the last five years, Mr. Hyde has not been convicted in a criminal proceeding.

(e)
During the last five years, Mr. Hyde has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hyde is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Mr. Hyde does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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(i)	A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock beneficially owned by Mr. Hyde (or which Mr. Hyde may be deemed to beneficially own) includes:

i.	1,089,415 shares of Common Stock owned by Mr. Hyde;
ii.	3,092 shares of Common Stock owned by Mr. Hyde’s spouse;
iii.	2,076 shares of Common Stock held by Pittco Associates III, L.P.;
iv.
55,938 shares of Common Stock held by the Foundation, as to which Mr. Hyde, as a member of the Board of Trustees of the Foundation, shares voting and dispositive power but disclaims beneficial ownership;

v.	26,350 shares of Common Stock held by trusts for the benefit of Mr. Hyde’s children (the “Family Trusts”);
vi.	194,364 shares of Common Stock issuable upon exercise of a warrant acquired by Mr. Hyde on November 21, 2025 (the “2025 Warrant”); and
vii.	96,907 shares of Common Stock issuable upon exercise of a warrant acquired by Mr. Hyde on September 29, 2017 (the “2017 Warrant” and together with the 2025 Warrant, the “Warrants”).

The number of shares of Common Stock that may be acquired by Mr. Hyde upon exercise of the Warrants is generally limited to the extent necessary to ensure that, following such exercise, Mr. Hyde would not, together with his affiliates and any other persons or entities whose beneficial ownership of shares of Common Stock would be aggregated with Mr. Hyde for purposes of Section 13(d) of the Securities Exchange Act of 1934, beneficially own in excess of 38.5% of (A) the total number of shares of Common Stock then outstanding, or (B) the combined voting power of all of the Company’s voting securities then outstanding.

The calculation of percentages of Common Stock beneficially owned by Mr. Hyde is based on 48,766,498 shares of Common Stock outstanding.  The related percentage of the shares of Common Stock that Mr. Hyde beneficially owns will change depending upon changes in the number of outstanding shares of Common Stock from time to time.

(b)
i.
Mr. Hyde has sole power to vote or to direct the vote as to, and sole power to dispose or direct the disposition of, 1,382,762 shares of Common Stock, which includes 1,089,415 shares of Common Stock owned by Mr. Hyde, 2,076 shares of Common Stock held by Pittco Associates III, L.P., an entity controlled by Mr. Hyde, and 291,271 shares of Common Stock issuable upon exercise of the Warrants.

ii.
Mr. Hyde shares the power to vote or to direct the vote as to, and the power to dispose or direct the disposition of, 26,350 shares of Common Stock held by the Family Trusts, 55,938 shares of Common Stock held by the Foundation, as to which Mr. Hyde, as a member of the Board of Trustees of the Foundation, shares voting and dispositive power but disclaims beneficial ownership, and 3,092 shares of Common Stock owned by Mr. Hyde’s spouse.

(Page 4 of 6 Pages)

iii.
As the trustee of the Family Trusts, John Pontius (“Mr. Pontius”) shares the power to vote or to direct the vote as to, and the power to dispose or direct the disposition of, the 26,350 shares of Common Stock held by the Family Trusts. Mr. Pontius is President of Pittco Management, LLC (business and investment management), which is owned 100% by Mr. Hyde. Mr. Pontius’ business address is the same as that of Mr. Hyde: 17 West Pontotoc Ave., Suite 100, Memphis, Tennessee 38103. Mr. Pontius is a citizen of the United States.

iv.
During the last five years, Mr. Pontius has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	During the last 60 days, Mr. Hyde not acquired any securities of the Issuer.

(d)
Except for persons described above in paragraph (b) of this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock, other than Mr. Hyde’s spouse and the Foundation.

(e)	November 17, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Not Applicable.

Item 7.	Materials to be Filed as Exhibits

None.

(Page 5 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2020	By:	/s/ Joseph R. Hyde, III
Joseph R. Hyde, III

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

(Page 6 of 6 Pages)